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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[X] Form 10-K (Form 10-KSB) [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

          For Period Ended:     December 31, 2000

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

        Full Name of Registrant:  Spatialight, Inc.
        Former Name if Applicable:  Sayett Group, Inc.
        Address of Principal Executive Office: 9 Commercial Boulevard, Suite 200
                                               Novato, California 94949

PART II - RULES 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

        On March 12, 2001, we terminated our prior auditors and engaged BDO Seidman, LLP to conduct our 2000 audit. Our new auditors are currently examining work papers, documents and other materials but will not be able to complete their examination for purposes of the audit prior to the filing date without unreasonable effort or expense. Also, because we changed auditors, portions of our annual report require examination by our prior auditors, and due to the delay described above the report could not be provided for their review prior to the filing date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

               Kevin Coyle, Esq.    (916) 930-3200

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


SIGNATURE


                                SPATIALIGHT, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  April 2, 2001                    By: /s/ ROBERT A. OLINS
                                           -------------------------------
                                           Acting Chief Executive Officer
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                                                          EXHIBIT TO FORM 12B-25

                            STATEMENT OF BDO SEIDMAN




April 2, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Spatialight, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing as the three-week period between the date of our appointment as auditors (March 12, 2001) and April 2, 2001 did not provide us with sufficient time in which to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP